

1240 – 1140 West Pender St.
Vancouver, BC, V6E 4G1
T: (604) 681-8030
F: (604) 681 - 8039

MANAGEMENT DISCUSSION & ANALYSIS

July 31, 2007

Date Prepared: September 11, 2007

GENERAL

Management discussion & analysis ("MD&A") is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the "Company" or "Crosshair"). The information provided herein should be read in conjunction with the Company's unaudited financial statements and notes for the three month period ended July 31, 2007 and its audited financial statements and notes for the year ended April 30, 2007.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted. Financial statements and summary information derived therefrom are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Three Months Ended July 31, 2007
Containing information up to and including September 6, 2007

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties (primarily uranium, base and precious metals). The Company does not have any producing mineral properties at this time. The Company's business is presently focused on the exploration and evaluation of various mineral deposits in North America. The Company's shares trade on Tier 1 of the TSX Venture Exchange and on the American Stock Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

➢ Central Mineral Belt uranium projects (primarily Moran Lake).

➢ South Golden Promise (including Victoria Lake) and Golden Promise gold projects.

HIGHLIGHTS

The Company's efforts for the first quarter of fiscal 2008 and beyond focused on:

• obtaining a listing of Crosshair's shares on the American Stock Exchange ("AMEX")

• acquiring an option to earn a 75% interest in the Stormy Lake and Partridge River properties

• staking additional claims

• selling the Sinbad claims

• updating the Company's resource estimate for the C Zone of the Central Mineral Belt uranium property

• evaluating the results from the Company's winter drilling campaign and starting an extensive and aggressive drilling program on its Central Mineral Belt uranium properties

• starting an exploration drilling program on Golden Promise gold property.

AMEX Listing

Crosshair's shares began trading on AMEX in May 2007. The purpose of the listing is to provide a more convenient trading market for U.S. investors who are increasingly interested in companies that are advancing uranium projects.

Stormy Lake and Partridge River Properties

On May 1, 2007, the Company entered into a property option agreement whereby it can earn a 75% interest in four mineral licenses totaling 139 claims located in the Central Mineral Belt of Labrador by carrying out $800,000 in exploration expenditures and issuing 175,000 common shares to the optionors over a three year period. The newly optioned claims comprise two separate blocks (Stormy Lake and Partridge River) covering two highly prospective geological terrains. The Stormy Lake claims are contiguous with the southern boundary of Crosshair's Central Mineral Belt property, while the Partridge River block is located approximately 95 km west of the Stormy Lake claims. Both the Stormy Lake and Partridge River blocks will be worked from the existing Crosshair base camp at Armstrong Lake.

Other Staked Claims

Crosshair staked an additional 105 mineral claims contiguous with the southern property boundary of its Central Mineral Belt uranium property. These claims cover favourable geological and structural settings including key unconformities known to be associated with significant uranium mineralization in the region. An airborne radiometric and magnetic survey over the property in 2006 identified several high priority radiometric anomalies on both blocks that will be targeted with ground follow-up during the 2007 summer program.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Three Months Ended July 31, 2007
Containing information up to and including September 6, 2007

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were acquired by the Company on January 17, 2006 for $4,125 and $11,724 has been incurred in relation to geological work. During the quarter, the Company sold the Sinbad claims to Target Exploration & Mining Corp. (a public company with at least one director in common) in consideration for a cash payment of $31,698 and a 2% net smelter royalty because management believes that its other properties hold greater promise.

Updated Resource Estimate on C Zone, Central Mineral Belt ("CMB") Project

The updated report was completed in July and estimates an indicated resource of **3.19 million pounds of uranium** (U_3O_8) and an additional inferred resource of **4.59 million pounds of uranium** which is a substantial increase over the previous resource estimates. Current drilling continues to expand the resource. The C Zone remains open for expansion in all directions.

In addition to the uranium resource, the project also hosts a significant indicated vanadium (V_2O_5) resource of 6.39 million pounds and an inferred vanadium resource of 7.83 million pounds (see below for tonnage and grade details), which demonstrates the polymetallic nature of the C Zone.

The C Zone is divided into two distinct mineralized systems, the Upper C Zone and the Lower C Zone. At this point, no economic evaluations have been done on the project and as a result, a wide variety of U_3O_8 cut-off grades are presented. A 0.015 % U_3O_8 cut-off is highlighted as one possible cut-off for an open pit operation in Labrador and a 0.035% U_3O_8 cut-off is highlighted for an underground operation. These cut-offs were used to report the mineral resources stated above.

The current mineral resource estimate for the CMB Project is based on results from 133 diamond drill holes (84 Crosshair holes and 49 historic holes completed by Shell in 1979) within the mineralized zones as well as a number of confining holes around the periphery of the project. Independent engineer, Peter A. Lacroix, P. Eng of Lacroix & Associates, and a Qualified Person as defined by National Instrument (NI) 43-101, is responsible for this mineral resource estimate. The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101. A Technical Report supporting this resource estimate will be filed in September. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Preliminary bottle roll metallurgical testing indicates that uranium recovery is excellent with 93% recovered after only 7 hours. Vanadium recovery was 11.4% after only 7 hours, but it is believed that the vanadium recovery will be increased with ongoing testing and revised metallurgical processes. The principle use of vanadium is to increase the strength and wear resistance of steel. Vanadium demand is forecast to continue to grow in line with steel demand.

A 3-dimensional block model utilizing ordinary kriging to interpolate grades into each 10m x 10m x 4m high block was used for the resource estimate. The project was modeled as 2 separate zones. The Upper C Zone is composed of a number of narrow vein-like structures that cannot be modeled individually utilizing the drill data available to date. Consequently, the geological model is based on a wireframe or solid model of a mineralized envelope utilizing an external cut-off of about 0.01% U_3O_8. The mineralized envelope is approximately 100 m to 120 m thick and dips towards the southeast at -43 degrees. Based on current drilling, the strike and dip lengths are about 1,200 m and 400 m respectively. The Lower C Zone is substantially more discrete and has been modeled as a sheet-like mineralized envelope dipping southwest at -25 degrees to -40 degrees. Thickness averages 3.2 m and varies from less than 1.5 m to over 15 m. The strike length based on current drilling is about 1,200 m while the lens extends about 700 m down dip. The drill spacing averages 45 m in the Upper C Zone and 92 m in the Lower C Zone. Ordinary kriging was utilized to interpolate grades into each block. Those mineral resources classified as indicated are located within the core of the drilling in the Upper C Zone while the inferred mineral resources are located along the periphery as well as the Lower C Zone, where drilling is too widely spaced to classify the resources as indicated.

For the purposes of the estimates, a specific gravity of 2.83 was used for the Upper C Zone while a value of 2.73 was used for the Lower C Zone. Assay values were capped at 1.6% U_3O_8 for the Upper C Zone and 0.32% U_3O_8 for the Lower C Zone. Vanadium assays were also capped at 0.52 % V_2O_5 for the Upper C Zone and 0.13% V_2O_5 for the Lower C Zone. Two types of composites were produced for this project. The Upper C Zone assay intervals have been composited in down-hole intervals of 2 m, where as the composites for the Lower C Zone are based on single intercepts for each drill hole that pierces the modeled lens.

The Company's exploration work on the Central Mineral Belt Uranium Project was supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results used for the resource estimate were accurate from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Central Mineral Belt Drilling Program

The 9,400-metre winter drill program at the Central Mineral Belt Property intersected the highest uranium grades and longests intercepts ever returned from the Lower C Zone. Although previous drill programs had not focused on the Lower C Zone, recent drill intercepts demonstrate that the thickness and grade of the Lower C are much better than originally estimated based on historical drilling by Shell Canada. The Company considers the Lower C Zone drill results highly significant because they increase the economic potential of the C Zone by verifying a second zone of uranium mineralization sub-parallel to the more robust Upper C Zone. So far Crosshair has intersected the Lower C zone in 23 widely spaced drill holes, confirming the continuity of uranium mineralization over a distance of 800 meters along strike and 675 metres down dip. Uranium grades average 0.047% over an average intercept of 4.25 metres (to a maximum of 43.45 metres thickness). The Lower C Zone remains open for expansion both along strike and down dip.

In June 2007, the Company announced the details of its new comprehensive, $8.5 million, 40,000-metre summer and fall exploration drilling program for the Central Mineral Belt (CMB) Uranium Project in Labrador that is designed to: increase the uranium resource contained in the Upper C Zone; delineate a uranium resource at the Lower C and B Zones; continue defining known uranium zones at Area 1, Moran Heights and Croteau Lake; and test new uranium targets that have been identified by geophysical and regional geological exploration programs. Radiometric surveys indicate that the Upper C Zone, Area 1 and Armstrong could all be part of a single system extending 4.5-kilometres in length. Area 1 and Armstrong outcrop 1.5-kilometres and 3-kilometres southwest along strike, respectively, from the Upper C Zone.

Concurrently, an extensive mapping, rock sampling, geochemical and geophysical program will be carried out on the under-explored southern region of the 750 square kilometre project.

A complete report of the Company's High Priority Targets can be downloaded from the Company's website at www.crosshairexploration.com.

In August, the Company reported initial drill results from the ongoing drill program at the C Zone located on its Central Mineral Belt (CMB) Uranium Project in Labrador. Hole ML-87, a step-out hole, has intersected the thickest and highest grade zones of mineralization drilled on the property to date, and extends the C Zone to the northeast beyond the existing resource base. Hole ML 87 intersected 0.10% U_3O_8 over 45.7 metres as part of a much wider interval that assayed 0.07% U_3O_8 over 71.3 metres. The mineralized zone in ML-87 begins at a relatively shallow depth of 80 vertical metres and includes numerous higher grade intervals. Results are as follows:

- 0.07% U_3O_8 over 71.3 metres (79.7 to 151.0 m.) including

- 0.10% U_3O_8 over 45.7 metres (82.4 to 128.1 m.) including

- 0.78% U_3O_8 over 5.3 metres (122.3 to 127.6 m.) and

- 1.54% U_3O_8 over 2.3 metres (122.3 to 124.6 m.)

The orientation of mineralization in this part of the C zone is undetermined and an estimate of the true width cannot be established at this time.

Golden Promise Drilling Program

In late June the Company announced that a 3,750 metre summer diamond drilling program had commenced on the Golden Promise Project located 35 kilometers west of Grand Falls – Windsor in central Newfoundland. The Golden Promise Project is host to the Jaclyn Zone, a gold mineralized composite vein system defined over a strike length of 750 meters and to a depth of 225 meters, which remains open for expansion. The current program is aimed at further testing this zone and further expanding it along strike and to depth.

A total of 2,945 meters of drilling in 19 holes are planned for the Jaclyn Main Zone that is designed to:

- expand the higher grade portion of the zone identified in previous drill programs, and

- firm up resources in the near surface portion of the vein to allow incorporation into a 43-101 resource estimate planned for release later in 2007.

The expansion holes in this drill program will follow up on positive results from the previous drill program, which intersected some of the highest grades at depth thus far. The drilling will also test the eastern portion of the Main Zone at vertical depths of 300 meters, where mineralization, including the higher grade core, remains open. Additional drilling will be proposed once the current program has been completed and all results interpreted.

A total of 805 meters are planned in 4 holes at Jaclyn North to follow up on earlier drilling, which returned several high grade intercepts, including 14.01 g/t gold over 0.35 meters. The Jaclyn North zone, which lies 250 meters north of the Main Zone, is a parallel vein system that strongly resembles the Main Zone, and which has only been tested along strike for 150 meters. The drill program is designed to expand the known limits of mineralization both to depth and along strike to the east and west.

A trenching program is also planned to further expose a mineralized gabbro unit discovered in the southeastern portion of the property where prospectors collected grab samples assaying up to 10 g/t Au from an area measuring 50 meters by 50 meters. The showing has the potential to host bulk minable open pit style gold mineralization.

SUMMARY OF QUARTERLY RESULTS

Description	1Q 2008	4Q 2007	3Q 2007	2Q 2007
Revenue	-	-	-	-
Income (loss) for the quarter	(3,072,048)	(1,864,893)	(1,335,021)	(1,324,992)
Income (loss) per share	(0.04)	(0.03)	(0.02)	(0.02)
Mineral property expenditures	1,944,604	2,732,287	2,309,701	3,719,941

Description	1Q 2007	4Q 2006	3Q 2006	2Q 2006
Other revenue	-	-	-	-
Income (loss) for the quarter	(1,008,105)	(620,786)	(42,245)	(1,564,785)
Income (loss) per share	(0.02)	(0.01)	(0.00)	0.04
Mineral property expenditures	1,869,602	850,492	650,125	(407,846)

Results of Operations for the Quarter Ended July 31, 2007 vs Quarter Ended July 31, 2006

For the quarter ended July 31, 2007, the Company incurred a net loss of $3,072,048 (loss per share - $0.04) compared to a net loss of $1,008,105 (loss per share - $0.02) for the same period in the prior year. The loss is comprised of the general and administrative expenses of $2,707,233 (2006 – $1,125,632). Gain on disposition of the Sinbad mineral property of $15,848 and management and interest income of $348,967 (2006 - $117,527) offsets the operating loss.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Three Months Ended July 31, 2007
Containing information up to and including September 6, 2007

The two largest components of the current quarter loss are stock-based compensation charges of $1,911,725, representing about 62% of the loss, and an unrealized loss on marketable securities held of $541,823, or 18%. The first figure is about $1.3 million higher than that for the comparative quarter and there was no unrealized loss reported for the comparative quarter.

Wages and salaries are also higher because of additional personnel added over the past year to allow the Company to greatly expand its exploration programs.
Filing fees and audit and accounting fees are significantly higher because of the Company's AMEX listing application and the corresponding additional disclosures and reports required for U.S. reporting purposes. Additionally, the Company raised more than $26 million over the past two fiscal years from the issuance of shares resulting in a higher base for the calculation of annual TSX Venture listing fees.

Other expenditures for the current quarter are generally comparable to the comparative quarter.

Quarter Ended July 31, 2007 vs Other Quarters

Operations have grown steadily over the past two years as funds have been raised resulting in a commensurate increase in operating expenses to support increased mineral property activity. Expenses for the 2007 fiscal year were partially offset by realized gains on the sale of marketable securities of approximately $700,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $10,486,438 as of July 31, 2007 (April 30, 2007 - $14,311,417). The Company currently has sufficient cash resources to meet its ongoing obligations as they become due. The working capital at July 31, 2007 was $12,756,212 (April 30, 2006 - $15,390,704).

The Company's authorized capital consists of unlimited number of common shares without par value. At July 31, 2007 the Company had 71,328,289 (April 30, 2007 – 70,912,072) issued and outstanding common shares, and at September 11, 2007 the Company had 71,610,789 issued and outstanding common shares.

During the three month period ended July 31, 2007, shares were issued as follows:

- 308,834 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.32 per share for gross proceeds of $232,396. An amount of $162,241 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

- 37,383 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $46,729.

- 20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise property and 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River properties.

As at July 31, 2007, the Company had warrants to purchase 362,500 shares @ $1.25 per share on or before November 3, 2007. If exercised, these remaining warrants would increase the Company's available cash by $453,125.

RELATED PARTY TRANSACTIONS

During the quarter ended July 31, 2007, the Company:

- charged management fees of $15,000 (2006: $3,000) and sold the Sinbad claims for a gain of $15,848 (2006: $Nil) to another public company with at least one director in common.

- incurred management fees of $15,000 (2006 – $9,000) to a director.

- incurred independent directors' fees of $22,500 (2006 - $12,000).

- incurred legal fees of $20,393 (2006 – $19,106) to a law firm of which a director is a partner.

- incurred geological consulting fees of $10,250 (2006 – $27,000) to a private company owned by a director.

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2008 - $76,804; 2009 - $48,586; 2010 - $47,954 and 2011- $35,491.

SUBSEQUENT EVENT

Subsequent to July 31, 2007, the Company issued 282,500 shares for gross proceeds of $174,500 pursuant to the exercise of stock options and granted stocks option to purchase up to 830,000 shares at prices ranging from $1.54 to $ 2.50 per share for periods of five years.

OUTLOOK

The current work program on the Golden Promise gold property is the final one before Crosshair begins to take formal steps to spin out its Golden Promise, South Golden Promise and Victoria Lake properties into a new public company by way of shareholder dividend. It is currently management's intention to call a special meeting of shareholders in early 2008 to obtain shareholder approval to the proposed transaction, which will also be subject to regulatory approval.

Crosshair is in the midst of an $8.5million exploration program on its uranium properties in Newfoundland and Labrador and will focus on advancing the resources at the C Zone, Area 1 and B Zone prospects as well as a drill target advancement program over the remainder of the Central Mineral Belt holdings, including the new acquisitions.

The Company's objective is to work aggressively on the exploration and development of its mineral properties in the Province of Newfoundland and Labrador, Canada and to aggressively seek other opportunities

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the Company's general and administrative expenses is provided in the Company's Statement of Loss and Deficit contained in its Financial Statements for July 31, 2007 that is available on the SEDAR website, www.sedar.com.

GENERAL

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The Company has established economically recoverable reserves in respect of the Red Chris property and is presently arranging the debt and equity financing necessary to place the property into production.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile. There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction of the contained copper and gold. Declines in the market prices for copper and for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company's control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities, due to Paragon and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

INTERNAL CONTROLS

There were no changes in the Company' internal controls over financial reporting during the quarter ended July 31, 2007 that have affected, or which are reasonably likely to materially affect, the Company's internal controls over financial reporting.

PROPOSED TRANSACTIONS

The Company is not contemplating any other transactions, which have not already been disclosed. The Company continues to look at other property acquisitions on a regular basis.

APPROVAL

The Board of Directors of Crosshair Exploration and Mining Corp. have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.